**Mercedes-Benz Auto Receivables Trust 2024-1**
**Investor Report**
Collection Period Ended        31-Oct-2024

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 10 | | | |
| Collection Period (from... to) | 1-Oct-2024 | 31-Oct-2024 | | |
| Determination Date | 13-Nov-2024 | | | |
| Record Date | 14-Nov-2024 | | | |
| Distribution Date | 15-Nov-2024 | | | |
| Interest Period of the Class A-1, A-2B Notes (from... to) | 15-Oct-2024 | 15-Nov-2024 | Actual/360 Days | 31 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Oct-2024 | 15-Nov-2024 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 295,700,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 244,500,000.00 | 181,810,729.20 | 163,333,291.27 | 18,477,437.93 | 75.572343 | 0.668030 |
| Class A-2B Notes | 244,500,000.00 | 181,810,729.21 | 163,333,291.28 | 18,477,437.93 | 75.572343 | 0.668030 |
| Class A-3 Notes | 476,600,000.00 | 476,600,000.00 | 476,600,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 98,010,000.00 | 98,010,000.00 | 98,010,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,359,310,000.00** | **938,231,458.41** | **901,276,582.55** | **36,954,875.86** | | |
| | | | | | | |
| Overcollateralization | 34,856,681.09 | 34,854,167.03 | 34,854,167.03 | | | |
| Adjusted Pool Balance | 1,394,166,681.09 | 973,085,625.44 | 936,130,749.58 | | | |
| Yield Supplement Overcollateralization Amount | 65,292,162.27 | 45,535,508.95 | 43,795,612.24 | | | |
| **Pool Balance** | **1,459,458,843.36** | **1,018,621,134.39** | **979,926,361.82** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 34,856,681.09 | 2.50% |
| Target Overcollateralization Amount | 34,854,167.03 | 2.50% |
| Current Overcollateralization Amount | 34,854,167.03 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 5.060000% | 766,635.24 | 3.135522 | 19,244,073.17 | 78.707866 |
| Class A-2B Notes | 5.379810% | 842,258.96 | 3.444822 | 19,319,696.89 | 79.017165 |
| Class A-3 Notes | 4.800000% | 1,906,400.00 | 4.000000 | 1,906,400.00 | 4.000000 |
| Class A-4 Notes | 4.790000% | 391,223.25 | 3.991667 | 391,223.25 | 3.991667 |
| **Total** | | **$3,906,517.45** | | **$40,861,393.31** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Principal Collections | 35,227,819.48 | (1) Total Servicing Fee | 848,850.95 |
| Interest Collections | 6,605,456.54 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 1,157,832.83 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 1,205,419.49 | | |
| Purchase Amounts | 58,585.04 | (3) Interest Distributable Amount Class A Notes | 3,906,517.45 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 150,895.61 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **44,406,008.99** | (6) Regular Principal Distributable Amount | 36,954,875.86 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **44,406,008.99** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 2,695,764.73 |
| | | **Total Distribution** | **44,406,008.99** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 848,850.95 | 848,850.95 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 3,906,517.45 | 3,906,517.45 | 0.00 |
|    thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2A Notes | 766,635.24 | 766,635.24 | 0.00 |
|    thereof on Class A-2B Notes | 842,258.96 | 842,258.96 | 0.00 |
|    thereof on Class A-3 Notes | 1,906,400.00 | 1,906,400.00 | 0.00 |
|    thereof on Class A-4 Notes | 391,223.25 | 391,223.25 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 3,906,517.45 | 3,906,517.45 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 36,954,875.86 | 36,954,875.86 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 36,954,875.86 | 36,954,875.86 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 3,485,416.70 |
| Reserve Fund Amount - Beginning Balance | 3,485,416.70 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 13,296.43 |
| minus Net Investment Earnings | 13,296.43 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,485,416.70 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 13,296.43 |
| Net Investment Earnings on the Collection Account | 137,599.18 |
| Investment Earnings for the Collection Period | 150,895.61 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| **Pool Data** | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,459,458,843.36 | 29,733 |
| Pool Balance beginning of Collection Period | 1,018,621,134.39 | 23,402 |
| Principal Collections | 20,362,373.98 | |
| Principal Collections attributable to Full Pay-offs | 14,865,445.50 | |
| Principal Purchase Amounts | 58,483.37 | |
| Principal Gross Losses | 3,408,469.72 | |
| Pool Balance end of Collection Period | 979,926,361.82 | 22,696 |
| Pool Factor | 67.14% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 7.74% | 7.89% |
| Weighted Average Number of Remaining Payments | 60.69 | 50.57 |
| Weighted Average Seasoning (months) | 8.92 | 19.11 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 966,778,683.83 | 22,479 | 98.66% |
| 31-60 Days Delinquent | 9,189,284.70 | 151 | 0.94% |
| 61-90 Days Delinquent | 2,861,951.64 | 51 | 0.29% |
| 91-120 Days Delinquent | 1,096,441.65 | 15 | 0.11% |
| Total | 979,926,361.82 | 22,696 | 100.00% |

| | | |
|---|---|---|
| **Delinquency Trigger** | | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | | 0.404% |
| Delinquency Trigger occurred | | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 3,408,469.72 | 69 | 25,059,380.25 | 542 |
| Principal Net Liquidation Proceeds | 1,145,896.31 | | 9,730,354.31 | |
| Principal Recoveries | 1,168,684.07 | | 4,520,611.00 | |
| Principal Net Loss / (Gain) | 1,093,889.34 | | 10,808,414.94 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | | |
|---|---|---|
| Current Collection Period | 1.314% | |
| Prior Collection Period | 1.174 % | |
| Second Prior Collection Period | 1.145 % | |
| Third Prior Collection Period | 1.671 % | |
| | | |
| Four Month Average | 1.326% | |

| | | |
|---|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | | 0.741% |
| **Average Net Loss / (Gain)** | | 19,941.73 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.